Exhibit 99.1

Foresight Announces Second Quarter 2024 Financial Results

NESS ZIONA, Israel — August 9, 2024 — Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, today reported financial results for the second quarter of 2024.

Q2 and recent key highlights:

Foresight enhanced global commercial partners network in main target markets:

●	Signed collaboration agreement with Korean Tier-One KONEC, sponsored by Hyundai’s Foundation.
●	Announced it will supply advanced systems for SUNWAY-AI’s autonomous logistics vehicles.
●	Secured follow-up order from leading Japanese vehicle manufacturer.
●	Entered an agreement with BuilderX Robotics to enhance autonomous heavy machinery operations.
●	Elbit Systems Ltd. (“Elbit”) to deploy Foresight’s breakthrough technology with order from leading defense customer.

Eye-Net Mobile Ltd. (“Eye-Net”) achieved major milestones on its path to commercialization:

●	Eye-Net and SoftBank Corp. expanded collaboration, entered agreement with a leading Japanese vehicle manufacturer.
●	Announced collaboration with leading Japanese insurance company aiming to reduce accident rate through connected dashcams.

“Foresight’s innovative technologies continue to gain momentum in the automotive and defense industries, particularly in Europe and Asia,” said Haim Siboni, Chief Executive Officer of Foresight. “During the second quarter of 2024, Foresight announced a co-development project with Konec Co. Ltd. (“Konec”), a major Tier One Korean automotive supplier, sponsored by the Hyundai Motor Group’s Foundation of Korea Automotive Parts Industry Promotion. We expect this new collaboration to lead to further opportunities in Korea, driven by the strength and expertise of our partners. We also announced that Elbit will deploy Foresight’s innovative 3D image processing software with a leading defense customer, which may lead to additional orders in the future.

“In the second quarter, we also had exciting updates regarding Eye-Net, Foresight’s wholly owned subsidiary. Eye-Net will work together with insurance and technology companies in Japan to assess the integration benefits of Eye-Net’s solutions in the technology company’s dashboard cameras. This proof of concept (POC) project follows Eye-Net’s progress in Japan based on the company’s relationship with SoftBank. We expect to see new commercial opportunities for both Eye-Net and Foresight during the second half of 2024,” concluded Mr. Siboni.

The Company reported a U.S. generally accepted accounting principles (GAAP) operating loss of $3,200,000 for the three months ended June 30, 2024, compared to $4,300,000 for the three months ended June 30, 2023, approximately a 25.6% decrease. The Company reported a GAAP net loss of $3,200,000 for the three months ended June 30, 2024, compared to a GAAP net loss of $6,100,000 for the three months ended June 30, 2023, representing approximately a 47.5% decrease, and reported a non-GAAP net loss of $3,000,000 for the three months ended June 30, 2024, compared to a non-GAAP loss of $5,700,000 for the three months ended June 30, 2023. The financial results reflect the Company’s efficiency that has been achieved primarily through our renewed focus on enhancing client-facing initiatives and the strategic reallocation of resources. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

Second Quarter Corporate Highlights:

●	Foresight Signs Collaboration Agreement with Konec, a Tier One Korean Automotive Supplier for Co-Development Project of Autonomous Vehicle: In May 2024, Foresight announced the signing of a co-development collaboration agreement with KONEC, a leading Korean Tier One automotive supplier. The agreement is sponsored by the Foundation of Korea Automotive Parts Industry Promotion (KAP), founded by Hyundai Motor Group. The collaboration agreement involves the integration of Foresight’s ScaleCam™ 3D perception technology into a conceptual autonomous driving vehicle. This collaboration combines KONEC’s expertise in developing advanced automotive systems with KAP’s mission to foster innovation within the automobile parts industry. The successful integration of ScaleCam has the potential to significantly enhance the capabilities and safety of autonomous vehicles.

●

Foresight Announces Breakthrough in Development of Dragonfly Vision System Using NVIDIA Jetson AGX Orin Platform:

In May 2024, Foresight announced a major breakthrough in the development of the Dragonfly Vision™, its cutting-edge 360-degrees 3D perception solution, based on the NVIDIA Jetson AGX Orin platform, designed for power-optimized autonomous machines. By using the significant artificial intelligence (AI) computing power of the NVIDIA Jetson AGX Orin platform, Foresight can create an all-around obstacle detection solution, including the detection of non-classified objects. Through advanced algorithms and AI, Dragonfly Vision enables unprecedented accuracy and road surface coverage, offering groundbreaking, cost-effective solutions compared to traditional LiDAR systems.

●	Elbit Systems Announces Plans to Deploy Foresight’s Breakthrough Technology with Leading Defense Customer: in April 2024, Foresight announced that Elbit, a leading global defense company, will commercially deploy Foresight’s cutting-edge software solution to its key customer in the defense industry, who will install it in its fully autonomous defense vehicles. The deployment marks the first time Foresight’s innovative 3D image processing software, recognized as a breakthrough technology by Israel’s Ministry of Defense, will be commercially licensed to one of Elbit’s end-customers. Foresight believes this initial commercial deployment will lead to additional orders of software licenses from the same customer in the near future.

●	Eye-Net Mobile Collaborates with Leading Japanese Insurance Company Aiming to Reduce Accident Rate Through Connected Dashcams: In April 2024, Eye-Net announced the signing of a three-way agreement for a POC project with leading Japanese technology and insurance companies to assess the integration benefits of Eye-Net’s technology with dashboard cameras manufactured by the technology company. The technology company plans to evaluate, and potentially integrate, Eye-Net’s technology into its dashboard cameras.

Second Quarter 2024 Financial Results

●	Revenues for the three months ended June 30, 2024, were $123,000, compared to no revenues for the three months ended June 30, 2023. The revenues were generated primarily by Foresight from the commercialization agreement with Elbit and by Eye-Net from a successful completion of a POC project with a leading Japanese vehicle manufacturer.

●	Research and development expenses, net for the three months ended June 30, 2024, were $2,367,000, compared to $3,150,000 for the three months ended June 30, 2023, a 24.9% decrease. The decrease is mainly attributable to a decrease in payroll and related expenses and a decrease in subcontracted work and consultants.

●	Sales and marketing expenses for the three months ended June 30, 2024, were $311,000, compared to $484,000 for the three months ended of June 30, 2023, a decrease of 35.7%. The decrease is mainly attributed to a decrease in payroll and related expenses and a decrease in exhibitions, conventions, and travel expenses.

●	General and administrative expenses for the three months ended June 30, 2024, were $608,000, compared to $715,000 for the three months ended June 30, 2023, a decrease of 15.0%. The decrease is primarily attributable to a decrease in payroll and related expenses and in professional services.

●	Financial income, net for the three months ended June 30, 2024, was $29,000, compared to financial expenses, net of $1,715,000 for the three months ended June 30, 2023. Financial income, net for the three months ended June 30, 2024, consisted of interest income in the amount of $138,000, offset by exchange rate differences and other offsetting factors in the amount of $109,000. Finance expenses, net for the three months ended June 30, 2023, consisted of expenses from the revaluation of the Company’s stake in Rail Vision Ltd. to its fair value in the amount of $1,666,000, expenses from exchange rate differences and others in the amount of $249,000, offset by interest income in the amount of $200,000.

●	GAAP net loss for the for the three months ended June 30, 2024, was $3,172,000, or $0.01 per ordinary share, compared to a GAAP net loss of $6,064,000, or $0.02 per ordinary share, for the three months ended June 30, 2023.

●	Non-GAAP net loss for the three months ended June 30, 2024, was $3,030,000, or $0.01 per ordinary share, compared to a non-GAAP net loss of $5,652,000 for the three months ended June 30, 2023, or $0.02 per ordinary share. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

First Half 2024 Financial Results

●	Revenues for the six months ended June 30, 2024, were $224,000, compared to $55,000 for the six months ended June 30, 2023. The revenues were generated primarily by Foresight from the commercialization agreement with Elbit, and by Eye-Net from the successful completion of a POC project with SoftBank and from the successful completion of a POC project with a leading Japanese vehicle manufacturer.

●	R&D expenses, net for the six months ended June 30, 2024, were $4,525,000, compared to $6,269,000 for the six months ended June 30, 2023, a decrease of 27.8%. The decrease is mainly attributable to a decrease in payroll and related expenses and a decrease in subcontracted work and consultants.

●	S&M expenses for the six months ended June 30, 2024, were $576,000, compared to $1,188,000 for the six months ended June 30, 2023, a decrease of 51.5%. The decrease is mainly attributable to a decrease in payroll and related expenses and to a decrease in exhibitions, conventions and travel expenses.

●	G&A expenses for the six months ended June 30, 2024, were $1,161,000, compared to $1,573,000 for the six months ended June 30, 2023, a decrease of 26.2%. The decrease is mainly attributable to a decrease in payroll and related expenses and to a decrease in professional services.

●	Finance income, net for the six months ended June 30, 2024, was $1,402,000, compared to finance expenses, net of $1,655,000 for the six months ended June 30, 2023. Financial income, net for the six months ended June 30, 2024, consisted of a gain from the revaluation and sale of the Company’s stake in Rail Vision Ltd. to its fair value in the amount of $1,393,000, from interest income in the amount of $281,000, offset by exchange rate differences and other offsetting factors in the amount of $272,000. Finance expenses, net for the six months ended June 30, 2023, consisted of expenses from the revaluation of the Company’s stake in Rail Vision Ltd. to its fair value in the amount of $1,544,000, expenses from exchange rate differences and others in the amount of $521,000, offset by interest income in the amount of $410,000.

●	GAAP net loss for the six months ended June 30, 2024, was $4,708,000, or $0.01 per ordinary share, compared to a GAAP net loss of $10,651,000, or $0.03 per ordinary share, for the six months ended June 30, 2023.

●	Non-GAAP net loss for the six months ended June 30, 2024, was $4,425,000, or $0.01 per ordinary share, compared to a non-GAAP net loss of $9,894,000 or $0.03 per ordinary share, for the six months ended June 30, 2023. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash, cash equivalents and restricted cash totaled $12,064,000 as of June 30, 2024, compared to $15,700,000 in cash, cash equivalents and restricted cash as of December 31, 2023.

●	GAAP total equity totaled $11,500,000 as of June 30, 2024, a decrease of 28.1% compared to $16,000,000 as of December 31, 2023. The decrease is mainly attributable to the net loss for the period in the amount of $4,708,000.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that its new collaboration with Konec will lead to further opportunities in Korea, that Elbit’s announcement may lead to additional orders in the future and its expectation to see new commercial opportunities for both Eye-Net and Foresight during the second half of 2024. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Foresight’s burn rate, its ability to generate revenue, and its ability to continue as a going concern. Based on the projected cash flows and our cash balances as of June 30, 2024, Foresight’s management is of the opinion that its existing cash, cash equivalents and restricted cash will be sufficient to fund our current operations until August 2025. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30, 2024 Unaudited	As of June 30, 2023 Unaudited	As of December 31, 2023 Audited
ASSETS

Current assets:
Cash and cash equivalents	$11,968	$17,033	$15,635
Restricted cash	96	97	99
Short term deposits	-	662	-
Marketable equity securities	20	2	474
Trade receivables	211	-	308
Other receivables	500	569	531
Total current assets	12,795	18,363	17,047

Non-current assets:
ROU asset	2,235	2,056	1,802
Investment in equity securities	-	1,260	-
Fixed assets, net	384	575	461
	2,619	3,891	2,263

Total assets	$15,414	$22,254	$19,310

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$240	$242	$136
Operating lease liability	388	456	468
Other accounts payables	1,580	1,297	1,548
Total current liabilities	2,208	1,995	2,152

Non-current liabilities:
Operating lease liability	1,694	1,370	1,163

Total liabilities	3,902	3,365	3,315
Shareholders’ equity:
Ordinary shares no par value;	-	-	-
Additional paid-in capital	135,478	130,453	135,282
Accumulated deficit	(124,598)	(112,131)	(119,890)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	10,880	18,322	15,392
Non-controlling interest	632	567	603
Total equity	11,512	18,889	15,995

Total liabilities and shareholders’ equity	$15,414	$22,254	$19,310

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
Revenues	224	55	123	-

Cost of revenues	(72)	(21)	(38)	-

Gross profit	152	34	85	-

Research and development expenses, net	(4,525)	(6,269)	(2,367)	(3,150)

Sales and marketing	(576)	(1,188)	(311)	(484)

General and administrative	(1,161)	(1,573)	(608)	(715)

Operating loss	(6,110)	(8,996)	(3,201)	(4,349)

Finance income (expenses), net	1,402	(1,655)	29	(1,715)

Net loss	(4,708)	(10,651)	(3,172)	(6,064)

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Cash Flows from operating activities
Loss for the period	(4,708)	(10,651)	(3,172)	(6,064)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:	(417)	2,668	634	2,555

Net cash used in operating activities	(5,125)	(7,983)	(2,538)	(3,509)

Cash Flows from Investing Activities
Changes in short term deposits	-	6,554	-	(6)
Proceeds from sales of marketable securities	1,847	-	-	-
Purchase of fixed assets	(32)	(101)	(21)	(17)

Net cash provided by (used in) investing activities	1,815	6,453	(21)	(23)

Cash Flows from Financing Activities
Issuance expenses	(98)	-	(89)	-

Net cash used in financing activities	(98)	-	(89)	-

Effect of exchange rate changes on cash and cash equivalents	(262)	(615)	(133)	(335)

Decrease in cash, cash equivalents and restricted cash	(3,670)	(2,145)	(2,781)	(3,867)
Cash, cash equivalents and restricted cash at the beginning of the period	15,734	19,275	14,845	20,997

Cash, cash equivalents and restricted cash at the end of the period	12,064	17,130	12,064	17,130

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash used in operating activities:	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
Share-based payment	283	757	142	412
Depreciation	108	125	46	65
Revaluation of marketable equity securities	(1,393)	1,544	18	1,666
Exchange rate changes on cash and cash equivalents	262	615	133	335

Changes in assets and liabilities:
Decrease in trade receivables	97	-	30	-
Decrease in other receivables	31	362	189	184
Increase (decrease) in trade payables	104	(73)	91	(19)
Changes in operating lease liability	18	(166)	(38)	(127)
Increase (decrease) in other accounts payable	73	(496)	23	39
Adjustments to reconcile loss to net cash provided by (used in) operating activities	(417)	2,668	634	2,555

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30,
	2024	2023	2024	2023
GAAP operating loss	(6,110)	(8,996)	(3,201)	(4,349)
Stock-based compensation in cost of revenues	-	2	-	-
Stock-based compensation in research and development	156	488	79	261
Stock-based compensation in sales and marketing	9	73	4	42
Stock-based compensation in general and administrative	118	194	59	109
Non-GAAP operating loss	(5,827)	(8,239)	(3,059)	(3,937)

GAAP net loss	(4,708)	(10,651)	(3,172)	(6,064)
Stock-based compensation expenses	283	757	142	412
Non-GAAP net loss	(4,425)	(9,894)	(3,030)	(5,652)